Mail Stop 4561

April 15, 2008

Mr. Mark H. Kreloff
Chief Executive Officer
CrowdFunder, Inc.
2401 Broadway Street
Boulder, CO 80304

>   **Re: CrowdFunder, Inc.**
>   **Amendment No. 2 to Form SB-2 Registration Statement on Form S-1**
>   **Filed February 8, 2008**
>   **File No. 333-147918**

Dear Mr. Kreloff:

        We have reviewed your responses to our letter dated March 3, 2008 and have the following comments.

General

1.   Please refer to comments 3 through 6 and 8 of our letter dated March 3, 2008. We note that you will provide responses to these comments in your next amendment to the registration statement. We may have further comment.

2.   We note your response to comment 7 of our letter dated March 3, 2008, relating to the provisions of Rule 10b-9. You state in your response that the December 2007 and January 2008 offerings were part of a single plan of financing with the October 2008 offering; however, the facts as you recite them do not necessarily indicate that this was the case. First, none of the December or January investors executed a subscription agreement, as did the October investor. Secondly, the offering prices were separately negotiated in all these offerings. Please explain how you concluded that the offerings were part of the same plan of financing given these facts. Please also provide us with your analysis as to how a modification to the offering price is consistent with Rule 10b-9(a)(1)(A). Finally, please tell us where you placed the funds you received from the investors in each of these offerings, from the time of receipt until completion of the January 2008 offering.

***

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535, or me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (303) 223-8032
      Ricard D. Lundberg, Esq.
      Brownstein Hyatt Farber Schreck, P.C.